# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inhibikase Therapeutics, Inc., CIK 0001750149
CUSIP: 45719W205
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1000 N. West Street, Suite 1200, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-014402
Filed by CIK 0001940272

## Reporting persons
- ADAR1 Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,682,503; sole dispositive power 0; shared dispositive power 7,682,503; aggregate amount beneficially owned 7,682,503 (9.9% of the class)
  Comment: Includes (i) 4,113,888 shares of common stock, par value $0.001 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 497,268 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC, (iii) 510,949 shares of Common Stock held by ADAR1 SPV I, LP, and 2,560,398 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP as of June 30, 2025. Excludes 4,693,058 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the investment manager of ADAR1 Partners, LP and ADAR1 SPV I, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP.
  
  Based on 74,341,540 shares of Common Stock of Inhibikase Therapeutics, Inc. (the "Issuer") outstanding as of June 30, 2025 reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 14, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,737,694; sole dispositive power 0; shared dispositive power 7,737,694; aggregate amount beneficially owned 7,737,694 (9.9% of the class)
  Comment: Includes (i) 4,113,888 shares of common stock, par value $0.001 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 510,949 shares of Common Stock held by ADAR1 SPV I, LP, and (iii) 3,112,857 shares of Common Stock underlying milestone warrants held by ADAR Partners, LP and ADAR1 SPV I, LP as of June 30, 2025. Excludes 3,422,498 shares of Common Stock underlying milestone warrants held by ADAR Partners, LP and ADAR1 SPV I, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the general partner of ADAR1 Partners, LP and ADAR1 SPV I, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and ADAR1 SPV I, LP.
  
  Based on 74,341,540 shares of Common Stock of Inhibikase Therapeutics, Inc. (the "Issuer") outstanding as of June 30, 2025 reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 14, 2025.
- Daniel Schneeberger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,682,503; sole dispositive power 0; shared dispositive power 7,682,503; aggregate amount beneficially owned 7,682,503 (9.9% of the class)
  Comment: (1) Includes (i) 4,113,888 shares of common stock, par value $0.001 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 497,268 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC, (iii) 510,949 shares of Common Stock held by ADAR1 SPV I, LP, and 2,560,398 shares of Common Stock underlying milestone warrants held by ADAR Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP as of June 30, 2025. Excludes 4,693,058 shares of Common Stock underlying milestone warrants held by ADAR Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP.
  
  Based on 74,341,540 shares of Common Stock of Inhibikase Therapeutics, Inc. (the "Issuer") outstanding as of June 30, 2025 reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 14, 2025.

## Item 1. Issuer
Name of issuer: Inhibikase Therapeutics, Inc.
Address of issuer's principal executive offices: 1000 N. West Street Suite 1200 Wilmington, DE, 19801

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management");

(ii) ADAR1 Capital Management GP, LLC ("ADAR1 General Partner"); and

(iii) Daniel Schneeberger ("Mr. Schneeberger").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company;

(ii) ADAR1 General Partner is a Texas limited liability company; and

(iii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mr. Schneeberger is filing this Schedule 13G as a control person in respect of shares beneficially owned by ADAR1 Capital Management, an investment adviser as described in SS 240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger, in his individual capacity (08/14/2025)